  As filed with the Securities and Exchange Commission on February 11, 2000.
________________________________________________________________________________
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               __________________

                                  SCHEDULE TO
                                 (Rule 14D-100)
                 Tender Offer Statement Under Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               _________________

                                   IMTEC INC.
                           (Name of Subject Company)
                               _________________

                               BRADY CORPORATION
                             IMTC ACQUISITION CORP.
                       (Names of Filing Persons -Bidders)
                               _________________

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  452909-10-4
                     (CUSIP Number of Class of Securities)
                               _________________

                               Thomas E. Scherer
                               Brady Corporation
                            6555 West Good Hope Road
                              Milwaukee, WI  53223
                                 (414) 358-6600

          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                               _________________

                                    Copy to:

                            Conrad G. Goodkind, Esq.
                              QUARLES & BRADY LLP
                           411 East Wisconsin Avenue
                          Milwaukee, Wisconsin  53202
                                 (414) 277-5000
________________________________________________________________________________

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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On December 9, 1999, Brady Corporation, a Wisconsin corporation ("Brady"), entered into a Shareholder Option Agreement ("Shareholder Option Agreement #1") with certain shareholders of Imtec Inc., a Delaware corporation ("Imtec"), including all of the directors of Imtec and all but one holder of greater than five percent (5%) of Imtec's common stock (the "Group Shareholders"), who, in the aggregate, own 875,326 shares of Imtec common stock, including certain options to purchase shares of Imtec common stock (the "Group Shares"). In addition, on December 9, 1999, Brady entered into a second Shareholder Option Agreement ("Shareholder Option Agreement #2" and together with Shareholder Option Agreement #1, the "Shareholder Option Agreements"), with the remaining holder of greater than 5% of Imtec common stock (the "Individual Shareholder" and together with the Group Shareholders, the "Shareholders") with respect to 109,377 shares of Imtec common stock (the "Individual Shares" and together with the Group Shares, the "Shares"), which constitute a portion of the shares of Imtec common stock owned by such holder. Pursuant to the Shareholder Option Agreements, the Shareholders have (i) granted Brady an option to purchase their Shares at an exercise price of $12.00 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreements, (ii) agreed to tender, in accordance with the terms of the Offer, all of the Option Shares (including any subsequently acquired Shares with respect to the Group Shareholders) and (iii) irrevocably granted to, and appointed Brady proxy and attorney-in-fact to vote the Shares with respect to certain matters. These Shareholder Option Agreements were filed as exhibits 1 and 2 to Brady's Schedule 13D-1 filed with the Commission on December 20, 1999. The joint press release of Brady and Imtec announcing the execution of the Shareholder Option Agreements and the companies' intention to negotiate a transaction for the acquisition of Imtec by Brady is filed herewith as Exhibit (a)(2).


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Item 11.  Material to be Filed as Exhibits.

(a)(1) -  Press Release of Brady, dated February 11, 2000.

(a)(2) -  Joint Press Release of Brady and Imtec, dated December 9, 1999.